

December 6, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the BNY Mellon
Concentrated International ETF of BNY MELLON ETF TRUST under the Exchange Act
of 1934.

Sincerely,